FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                         For the month of September 2006


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.




                                  BG Group plc

                      Notification of Interests in Shares


Peter Duffy - Person discharging managerial responsibility

The Company has received notification from Peter Duffy, Executive Vice President, Human Resources, that on 26 September 2006 he sold 69,894 ordinary shares of 10p each at a price of GBP6.27 per share.

As a result, Mr Duffy's beneficial interests in the ordinary share capital of BG Group plc are 102,451 shares, representing 0.003% of the shares in issue.


27 September 2006

Website www.bg-group.com




                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 27 September 2006                          By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary